

November 4, 2011

Ms. Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte North Carolina 28216

Re: Pretoria Resources Two, Inc. (the Company)
File No. 000-52901

Dear Ms. Carroll:

  In your letter dated October 27, 2011, you requested that the staff waive the requirement to present cumulative information on an audited basis for the period from May 25, 2007 (inception) to December 31, 2010 in your Annual Report on Form 10-K for the year ended December 31, 2010. You state that the Company's auditor during that period of time, Traci J. Anderson, CPAs, was deregistered by the PCAOB. You also state it that it may be impossible for you to obtain all of the records required to permit the Company's current independent auditor to re-audit the years ended December 31, 2007 and 2008.

  Based on the information provided in your letter, we will not object to your request. As described in your letter, the Company should continue to provide cumulative inception-to-date information on an unaudited basis. All of the cumulative information, including the unaudited cumulative information provided in your Statements of Stockholders' Equity (Deficit), should be clearly labeled as "Unaudited." In addition, as you state in your letter, you should amend the Company's Form 10-K for the fiscal year ended December 31, 2010 to include a new report provided by your independent auditor that does not reference the work of other auditors for the period from inception (May 25, 2007) to December 31, 2010.

  The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

        Sincerely,

        Mark C. Shannon
        Associate Chief Accountant